Exhibit 99.3

AMC Mining Consultants (Canada) Ltd. BC0767129 Suite 1330, 200 Granville Street Vancouver BC V6C 1S4 CANADA T +1 604 669 0044 F +1 604 669 1120 E amcvancouver@amcconsultants.ca

CONSENT OF QUALIFIED PERSON
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and
Lands
Registrar of Securities, Prince Edward Island

I, Michael Thomas, HND (Mining), MAusIMM(CP), do hereby consent to the public filing of the report titled “Minera Juanicipio Property, Zecatas State, Mexico, Technical Report for Minera Juanicipio S.A de C.V” (the Technical Report), prepared for Minera Juanicipio S.A. de C.V., and dated 1 July 2012, and the use of extracts from, or the summary of, the Technical Report in the press release of MAG Silver Corp. dated 14 June 2012 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

Dated this 12th day of July 2012.

/s/ Michael Thomas

Michael Thomas, HND (Mining), MAusIMM(CP).

Telephone:  (416) 869-0772
Fax:             (416) 367-3638
E-mail: strathcona@strathmin.ca

Strathcona Mineral Services Limited 12th Floor, 20 Toronto Street, Toronto, Ontario Canada M5C 2B8

CONSENT OF QUALIFIED PERSON

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and
Lands
Registrar of Securities, Prince Edward Island

I, Henrik Thalenhorst, P. Geo., do hereby consent to the public filing of the report titled “Minera Juanicipio Property, Zecatas State, Mexico, Technical Report for Minera Juanicipio S.A de C.V” (the Technical Report), prepared for Minera Juanicipio S.A. de C.V., and dated 1 July 2012, and the use of extracts from, or the summary of, the Technical Report in the press release of MAG Silver Corp. dated 14 June 2012 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

Dated this 10th day of July 2012.

Henrik Thalenhorst, P. Geo.